

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

April 15, 2009

Robert G. O'Brien
Forest City Enterprises, Inc.
Terminal Tower, 50 Public Square, Suite 1100
Cleveland, Ohio 44113

> **Re:** **Forest City Enterprises, Inc.**
> **Post Effective Amendment to Form S-3**
> **Filed April 1, 2009**
> **File No. 333-156394**

Dear Mr. O'Brien:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your letter accompanying the registration statement you state that the registration statement incorporates by reference the company's Form 10-K for the fiscal year ended January 31, 2009, which in turn incorporates Part III information by reference to the company's definitive proxy statement which has not yet been filed with the SEC. As your letter notes, prior to effectiveness of the registration statement, Part III information will need to be filed with the Commission.

2. We note that exhibits 4.2 and 4.3 indicate that you have not filed the Senior Subordinated Indenture and the Junior Subordinated Indenture. See Item 601(b)(4) of Regulation S-K. Please file the indentures, which may be "open-ended," prior to the effectiveness of this registration statement. Please refer to Section 201.04 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm, and revise accordingly.

3. Please file the statement of eligibility of trustee for the Senior Subordinated Indenture and the Junior Subordinated Indenture as required by Item 601(b)(25) of Regulation S-K or confirm to us that you will file the statements under the electronic form type "305B2" at the appropriate time. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Geralyn M. Presti